MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662

August 15, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Robert Shapiro and Lyn Shenk

Re: Martin Midstream Partners L.P.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Furnished April 17, 2024
File No. 000-50056

Dear Robert Shapiro and Lyn Shenk:

    This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 7, 2024 (the “Comment Letter”). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter and set forth below each such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Net Loss to EBITDA, Adj. EBITDA, and Adj. EBITDA After Giving Effect to the Exit of the Butane Optimization Business Non-GAAP Financial Measures, page 51

1.    We note in determining the non-GAAP measure "Adjusted EBITDA after giving effect to the exit of the butane optimization business" you include an adjustment for lower of cost or net realizable value and other non-cash adjustments. Please tell us the following:

•The purpose for presenting Adjusted EBITDA after giving effect to the exit of the butane optimization business in 2023;
•The amount of the portion of the adjustment related to lower of cost or net realizable value and whether this relates to butane inventories;
•The nature and components of the adjustment for lower of cost or net realizable value and other non-cash adjustments; and
•The rationale for why you believe the adjustment for lower of cost or net realizable value is appropriate as non-cash adjustment and whether this is a normal, recurring operating expense.

Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures and Item 10(e)(1)(ii)(A) and (B) of Regulation S-K.

U.S. Securities and Exchange Commission

August 15, 2024

The Partnership first introduced Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business as a non-GAAP financial measure in its Form 10-Q for the period ended March 31, 2023 (the “First Quarter 2023 10-Q”). Historically, the Partnership reconciled Net Income (Loss) to Adjusted EBITDA. During the first quarter of 2023, the Partnership expanded its presentation of non-GAAP financial measures to further reconcile Adjusted EBITDA to Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business. The primary purpose of presenting Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business was to align with the definition of Consolidated EBITDA under the Partnership's Third Amended and Restated Credit Agreement (the “Credit Agreement”), which was amended as of January 30, 2023 to, among other things, provide that Consolidated EBITDA allows for the exclusion of operations from the butane optimization business from the calculation of the Partnership’s financial covenant ratios under this amended Credit Agreement. As disclosed in the First Quarter 2023 10-Q, the Partnership anticipated the exit of the butane optimization business at the conclusion of the butane selling season during the second quarter of 2023. The Partnership completed such exit in such quarter. In future filings, the Partnership will disclose that the presentation of this non-GAAP metric provides additional information to investors about the calculation of, and compliance with, certain financial covenants in the Partnership’s Credit Agreement. In addition, the Partnership is willing to change the name of “Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business” in future filings to “Credit Adjusted EBITDA” or “Debt Covenant Adjusted EBITDA” in order to provide more transparency to investors on the intended use of this metric.

As set forth in the table entitled “Reconciliation of Net Loss to EBITDA, Adjusted EBITDA, and Adjusted EBITDA After Giving Effect to the Exit of the Butane Optimization Business” in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”), the amount of the portion of the adjustment related to the lower of cost or net realizable value for the year ended December 31, 2023 was $12.9 million. This amount pertains entirely to butane inventories, which the Partnership ceased carrying when it exited the butane optimization business.

The nature and components of the adjustment for lower of cost or net realizable value and other non-cash adjustments represent unrealized valuation adjustments applied to butane inventory volumes remaining in inventory at the end of the period resulting from declining market prices.

The Partnership has considered Question 100.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations, which states that a non-GAAP measure can be misleading if it excludes “normal, recurring, cash operating expenses necessary to operate a registrant’s business.” The Partnership’s lower of cost or net realizable value adjustments relate to butane inventories, which are accounted for using the first-in first-out ("FIFO") method. The lower of cost or net realizable value inventory adjustments excluded from the Partnership’s non-GAAP measures are recorded to adjust the butane inventory value on the Partnership’s balance sheet at period end to the lower of FIFO cost or net realizable values. These adjustments relate to the value of butane inventory on-hand that is expected to be sold in the subsequent period. As a result, the cash impact of these inventory adjustments will be realized in the period the butane inventory is sold and therefore, these adjustments do not represent cash costs to operate the business during the respective reporting periods. The Partnership believes that these lower of cost or net realizable value adjustments are appropriately classified as non-cash because they represent valuation adjustments to assets that are on the Partnership’s balance sheet at period end that will be associated with future sales, whereas the non-GAAP measures reflect the realized cost associated with butane inventory sold in the current period.

U.S. Securities and Exchange Commission

August 15, 2024

Results of Operations
Comparative Results of Operations for the Years Ended December 31, 2023 and 2022 Terminalling and Storage Segment, page 54

2.    Please revise to explain the underlying reasons for the decrease in operating expenses for the year ended December 31, 2023. Refer to Item 303(b)(2)(i) of Regulation S-K and Staff Release No. 33-8350.

The Partnership’s 2023 10-K indicates that the decrease in operating expenses in its Terminalling and Storage Segment decreased primarily as a result of lease expense of $4.9 million and natural gas utilities of $1.1 million. The lease expense reduction was primarily due to the non-renewal of a pipeline lease at the Partnership’s Smackover Refinery, whereas the natural gas utilities expense reduction resulted from lower year-to-date natural gas rates in 2023 compared to 2022. The Partnership acknowledges the Staff’s comment and will expand the Partnership’s disclosure in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings to include more detailed descriptions of significant components of revenues or expenses and underlying reasons for any significant economic changes.

3.    Please disclose how the 91% increase in Shore-based throughput volumes (gallons) impacted the Terminalling and Storage segment's revenues and operating income for the year ended December 31, 2023. Also, disclose a clear definition of this metric and how it is calculated, the reasons why this metric provides useful information to investors, and a statement indicating how management uses the metric in managing or monitoring the performance of the business. Refer to Staff Release 33-10751.

Changes in shore-based throughput volumes (gallons) directly influence the revenues and operating income of our Terminalling and Storage segment. The 91% increase in shore-based throughput volumes (gallons) positively impacted both the Terminalling and Storage Segment’s revenue and operating income, contributing an additional $2.4 million to each metric.

Throughput volumes at shore-based terminals refer to the amount of fuel and lubricants handled at these facilities, which are strategically located along the U.S. Gulf Coast to support offshore drilling in the Gulf of Mexico. Throughput revenue is calculated by multiplying the volume (gallons) moved through the terminals by a contractual rate per gallon. Shore-based throughput volumes are a key performance indicator for our Terminalling and Storage segment as they directly correlate with the capacity utilization of our facilities. Higher throughput typically indicates increased demand for our services, which positively impacts revenues and operating income. Additionally, this metric is meaningful for investors and management as it reflects the level of drilling activity in the region, a macro driver of cash flow for our shore-based terminal assets. Management regularly reviews shore-based throughput volumes as part of our operational performance assessments, using the data to make informed decisions regarding capacity utilization, pricing strategies, and capital investment planning.

The Partnership acknowledges the Staff’s comment and will expand the Partnership’s disclosure in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings to include more detailed explanations of the impact of changes in shore-based throughput volumes (gallons), as well as a clear definition of the metric and how it is calculated, the reasons why this metric provides useful information to investors and a statement indicating how the Partnership’s management uses the metric in managing or monitoring the performance of the business.

Earnings Release on Form 8-K Furnished April 17, 2024 Exhibit 99.1
Martin Midstream Partners Reports First Quarter 2024 Financial Results and Declares Quarterly Cash Distribution
First Quarter 2024 Operating Results by Business Segment, page 1

U.S. Securities and Exchange Commission

August 15, 2024

4.    Please explain why you believe it is appropriate to present the non-GAAP measures Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business and Adjusted EBITDA on a segment basis without providing a reconciliation to the most directly comparable GAAP measure, segment operating income (loss). Refer to Questions 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Partnership provided the reconciliation of the non-GAAP measures, Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business and Adjusted EBITDA on a segment basis to the most directly comparable GAAP measure, segment operating income (loss) on page 4 of the Partnership’s Quarterly Earnings Summary, filed as Exhibit 99.2 to the Form 8-K furnished April 17, 2024. In future filings, including the furnishing on Form 8-K of press releases reporting results of operations and financial condition, the Partnership will provide this reconciliation in the press release that contains the corresponding non-GAAP measure.

If you have any questions regarding the foregoing response or require further information, please contact Sharon L. Taylor, our Executive Vice President and Chief Financial Officer, at (903) 983-6200.

Sincerely,

/s/ Sharon L. Taylor

Sharon L. Taylor
Executive Vice President and Chief Financial Officer

cc: Chris Booth, Executive Vice President, Chief Legal Officer, General Counsel and Secretary
David Cannon, Controller